Exhibit 99.8

September 14, 2022

Dear Shareholder,

Thank you for being a valued shareholder and supporter of SINTX Technologies Inc. In order to create a closer and more transparent relationship with our shareholders, we have engaged Maxim Group LLC (“Maxim”), a registered broker-dealer with the United States Securities and Exchange Commission to assist us in collecting additional contact information. This data will be used to share information relating to our upcoming events, press releases, and additional content that may be of value to our shareholders, including with respect to our current rights offering.

To submit your information, please scan the QR code below or visit https://bit.ly/mxm-sint.

Maxim is the Dealer-Manager for the proposed rights offering (“Rights Offering,” described hereunder) to be undertaken by SINTX. Submission of any information is voluntary. By submitting this information, you are disclosing contact information to Maxim and SINTX in connection with the proposed Rights Offering, and consenting to receive communications from SINTX or Maxim in connection with the Rights Offering. Except for disclosure to SINTX in connection with the Rights Offering, the information disclosed to Maxim shall be maintained privately in accordance with Maxim’s Client Privacy Policy Disclosure (www.maximgrp.com/client-privacy/).

Pursuant to the Rights Offering, it is contemplated that SINTX will distribute to holders of record of common stock, Series B Preferred Stock, Series C Preferred Stock, and Participating Warrants, the subscription rights to subscribe to additional securities of SINTX. For complete terms associated with the Rights Offering, please review the Prospectus filed with the Securities and Exchange Commission, which can be accessed at www.sec.gov.

Thank you,

B. Sonny Bal

Chairman and CEO